6/25

08004338

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SeaMiles Limited

*CURRENT ADDRESS 488 Huron St.
Toronto, Ontario
M5R 2R3
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 15 2008
THOMSON REUTERS

FILE NO. 82- 35223 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]
DAT : 8/12/08

082-35223

RECEIVED

JUN 25 2008

OFFICE OF INTERNATIONAL CORPORATE FINANCE — CORPORATION FINANCE

SeaMiles Limited

Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

AR/S
12-31-07

SeaMiles Limited
Consolidated Financial Statements
For the years ended
December 31, 2007 and 2006

Contents

Deloitte.

AUDITORS' REPORT

To The Shareholders Of
SeaMiles Limited

We have audited the consolidated balance sheet of SeaMiles Limited as at December 31, 2007 and the consolidated statements of operations and comprehensive loss, deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and its cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2006 and for the year then ended were audited by Mintz & Partners LLP who expressed an opinion without reservation on those consolidated financial statements in their report which is dated April 13, 2007 except for note 3 which is as of April 28, 2008.

Deloitte & Touche LLP

Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
April 28, 2008

Mintz & Partners LLP

AUDITORS' REPORT

To The Shareholders Of
SeaMiles Limited (formerly Corporate Properties Limited)

We have audited the consolidated balance sheet of SeaMiles Limited as at December 31, 2006 and the consolidated statements of operations, deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and the results of its operations and its cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2005 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those consolidated financial statements in their report dated April 11, 2006 (except for Note 15(d) which is as April 13, 2006).

Mintz + Partners LLP

CHARTERED ACCOUNTANTS
Licensed Public Accountants

Toronto, Ontario
April 13, 2007
(Except for note 3, which is as of April 28, 2008)

SeaMiles Limited
Consolidated Balance Sheets
(In Canadian Dollars)

December 31	2007	2006
Assets		
Current		
Cash	$415,507	$276,582
Accounts receivable	1,605,348	1,846,408
Deposits and prepaid expenses	1,216,037	1,267,525
Escrow bank account (Note 6)	17,132,178	12,672,526
Current assets of discontinued operations (Notes 5 and 19)	206,435	205,429
	20,575,505	16,268,470
Other receivable	250,586	-
Equipment (Note 7)	219,887	160,799
Trademarks (Note 4)	6,906,801	6,879,902
Long-term assets of discontinued operations (Notes 5 and 19)	3,220,000	5,382,438
	$31,172,779	$28,691,609
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$1,554,398	$1,722,898
Current portion of deferred revenue (Note 8)	1,242,158	-
Current portion of other long-term debt (Note 9)	132,835	153,814
Forward foreign exchange contracts (Note 13)	11,944	-
Deposits	17,130,895	12,672,536
Current liabilities of discontinued operations (Notes 5 and 19)	147,374	1,860,474
Convertible debentures (Notes 10 and 19)	3,000,000	-
	23,219,604	16,409,722
Deferred revenue (Note 8)	1,229,938	-
Other long-term debt (Note 9)	1,109,273	1,448,267
Long-term liabilities of discontinued operations (Notes 5 and 19)	604,543	1,000,000
Convertible debentures (Notes 10 and 19)	-	3,000,000
	26,163,358	21,857,989
Shareholders' equity		
Share capital (Note 11)	17,147,078	16,585,047
Contributed surplus (Note 11)	1,013,547	869,385
Deficit	(13,151,204)	(10,620,812)
	5,009,421	6,833,620
	$31,172,779	$28,691,609

On behalf of the Board

(signed) *"Steven Wise"* Chairman

(signed) *"Peter Rooney"* Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Consolidated Statements of Deficit
(In Canadian Dollars)

For the years ended December 31	2007	2006
Deficit, beginning of year	($10,620,812)	($7,176,441)
Net loss and comprehensive loss for the year	(2,530,392)	(3,444,371)
Deficit, end of year	($13,151,204)	($10,620,812)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited

Consolidated Statements of Operations and Comprehensive Loss

(In Canadian Dollars)

For the years ended December 31	2007	2006 (restated)
Revenue		
Loyalty program revenue	$8,938,881	$5,882,282
Interest	633,322	288,760
	9,572,203	6,171,042
Cost of goods sold		
Loyalty program	5,877,615	3,750,647
Gross Profit	3,694,588	2,420,395
Expenses		
Advertising and promotion	272,840	303,225
Amortization of equipment	45,010	29,696
Amortization of deferred costs	10,748	113,635
Bank charges and interest	21,705	37,696
Foreign exchange loss (gain)	51,933	(118,436)
Interest on long-term debt	332,987	227,143
Management fees	62,500	273,750
Occupancy costs	173,149	89,146
Professional fees	345,068	371,756
Selling, general and administrative	2,181,950	2,085,125
	3,497,890	3,412,736
Income (loss) from continuing operations	196,698	(992,341)
Loss from discontinued operations (Note 5)	(2,727,090)	(2,452,030)
Net loss and comprehensive loss for the year	($2,530,392)	($3,444,371)

	2007	2006
Earnings (loss) per share from continuing operations - basic and diluted (Note 12)	$0.02	($0.11)
Loss per share from discontinued operations - basic and diluted (Note 12)	($0.24)	($0.26)
Loss per share - basic and diluted (Note 12)	($0.22)	($0.37)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Consolidated Statements of Cash Flows
(In Canadian Dollars)

For the years ended December 31	2007	2006
Cash provided by (used in)		
Operating activities		
Income (loss) from continuing operations	$196,698	($992,341)
Items not affecting cash		
Amortization of deferred costs	10,748	113,635
Amortization of equipment	45,010	29,696
Stock-based compensation	269,100	717,945
Accretion of liability component of convertible debt	-	(14,225)
Changes in non-cash operating assets and liabilities		
Accounts receivable	241,060	(604,565)
Deposits and prepaid expenses	51,488	(1,186,079)
Other receivable	(250,586)	-
Accounts payable and accrued liabilities	(168,500)	238,364
Forward foreign exchange contracts	11,944	-
Deferred revenue	2,472,096	-
Escrow bank account	(4,459,652)	(6,579,893)
Deposits	4,458,359	6,579,903
	2,877,765	(1,697,560)
Investing activities		
Purchase of equipment	(104,098)	(96,311)
Purchase of trademarks	(26,899)	(57,541)
Loan receivable	-	398,419
Acquisition of Seamiles	-	(5,257,874)
	(130,997)	(5,013,307)
Financing activities		
Proceeds from convertible debt	-	3,000,000
Proceeds from issue of share capital	437,093	4,375,400
Deferred costs	(10,748)	(101,654)
Repayment of other long-term debt	(359,973)	(389,948)
	66,372	6,883,798
Increase in cash from continuing operations	2,813,140	172,931
Increase (decrease) in cash from discontinued operations	(2,674,215)	106,112
Cash (bank indebtedness), beginning of year	276,582	(2,461)
Cash, end of year	$415,507	$276,582
Supplementary cash flow information		
Interest received	$589,778	$230,705
Interest paid	$327,803	$258,959

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Nature of Business

SeaMiles Limited (the "Company") is engaged in the cruise based loyalty program in both the United States of America and Canada through its SeaMiles and SeaPoints programs respectively. The SeaMiles and SeaPoints programs provide its commercial partners with loyalty marketing services and offers its members the ability to accumulate SeaMiles and SeaPoints respectively through its partner network. Accumulated SeaMiles and SeaPoints may be redeemed for cruise travel rewards from Solutions at Sea and for airfare from the Company's wholly-owned subsidiary Seamiles, LLC in the United States and from Encore Cruises in Canada.

The consolidated financial statements of the Company have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles. The significant accounting policies are as follows:

1. Summary of Significant Accounting Policies

a) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated on consolidation.

b) Revenue Recognition

SeaMiles meets the tests identified below and accordingly revenue from the SeaMiles loyalty program is recorded on a gross basis in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), "Reporting Revenue Gross as a Principal Versus Net as an Agent", with the exception of redemption revenue.

The basis for gross revenue reporting as a principal is based on an evaluation of the following indicators:

- The enterprise is the primary obligor in the arrangement
- The enterprise has latitude in establishing price
- The enterprise changes the product or performs part of the service
- The enterprise has discretion in supplier selection
- The enterprise is involved in the determination of product or service specifications

Revenue from the SeaMiles loyalty program is derived from the sale of a MasterCard or VISA card to its members, from the sale of SeaMiles through MasterCard or VISA card purchases, breakage and interest on its escrow account. Gross proceeds received on the resale of SeaMiles net of the commissions earned and SeaMiles issued for promotional purposes, at a discount or no value, are included in deposits in the attached consolidated balance sheet until SeaMiles are redeemed by members or in accordance with the accounting policy for breakage. Breakage represents the estimated SeaMiles that are not expected to be redeemed by members. Breakage is estimated by the Company based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The current breakage factor is 17% with breakage recognized ratably over a period of 30 months, the estimated life of a SeaMile. The Company continuously reviews the redemption factors used to calculate breakage and, if there are any changes in the breakage factor, they are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used.

Redemption revenue earned from the sale of SeaMiles through MasterCard or VISA card purchases are netted against the cost of rewards representing the amount paid by the Company to Solutions at Sea or other redemption partners. The Company's role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner.

1. Summary of Significant Accounting Policies (continued)

b) Revenue Recognition (continued)

The Company assumes minimal credit and inventory risk with each transaction processed. Redemption revenue is recorded on a net basis in accordance with EIC-123.

Deferred revenue represents payments received for revenue not yet earned. Revenue is recognized as it is earned under the terms of each contract.

c) Foreign Exchange Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rates in effect at the consolidated balance sheet dates. Non-monetary assets are translated at the historical exchange rates for the respective transactions. Revenues and expenses are translated at the rates prevailing at the respective transaction dates. Exchange gains or losses are included in expenses.

d) Foreign Currency Exchange Contracts

The Company periodically purchases forward contracts when it enters into a transaction to buy or sell foreign currency in the future. These contracts are short term in nature, are in the regular course of business and are used to manage foreign exchange exposures.

Foreign exchange contracts are not hedges. They are recorded using the mark-to-market method of accounting whereby foreign exchange contracts are recorded on the Company's balance sheet as either an asset or liability with changes in fair value recorded to net earnings. Foreign exchange translation gains and losses on these instruments are recognized as an adjustment of revenues when the sale is recorded.

e) Escrow Bank Account

In conjunction with the issuance of SeaMiles and SeaPoints, the Company has established a redemption reserve to fund redemptions. The funds are invested primarily in a portfolio of U.S. Treasury securities maturing in 180 days or less. Interest earned is paid to the Company and is included in interest revenue. The amount to be held in the reserve, as well as the types of securities it may be invested in, are consistent with the Company's obligations with its partners, and are reviewed periodically.

f) Deferred Costs

Financing costs incurred in connection with current and long-term debt have been deferred and are recorded as a reduction to the principal amount of the associated current and long-term debt. The costs are amortized over the term of the related debt using the effective interest rate method.

g) Property Held for Sale

Property held for sale includes real estate properties held for future development. The Company capitalizes all costs relating to the acquisition, development and construction of these properties. The Company reduces the cost of the property held for sale for any ancillary revenues earned.

h) Equipment

Equipment is stated at cost less accumulated amortization. Amortization based on the estimated useful life of the asset is calculated as follows:

Computer equipment:	20% diminishing balance basis
Furniture and fixtures:	20% diminishing balance basis
Leasehold improvements:	straight-line over the term of the lease
Website development:	30% diminishing balance basis

1. **Summary of Significant Accounting Policies (continued)**

i) Trademarks

The Company capitalizes all trademark application costs. The trademarks have been determined to have an indefinite life. If the trademark applications are not renewed or abandoned, they will be charged to operations immediately.

Trademarks are tested for impairment annually or more frequently if events or changes in circumstances indicate that the trademarks might be impaired. When the carrying amount exceeds the fair value, an impairment loss is recognized in the statement of operations and comprehensive loss in an amount equal to the excess.

j) Impairment of Long-lived Assets

The Company reviews, on an annual basis, long-lived assets such as real estate property and equipment for impairment to see if there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

k) Stock-Based Compensation

The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan. The Company accounts for the stock-based compensation using the fair value as at the grant date. Under this method, compensation expense related to option grants is recorded in the consolidated statement of operations and comprehensive loss over the vesting period of the options with an offset to contributed surplus. When options are exercised, the corresponding contributed surplus and the proceeds received by the Company are credited to share capital. The compensation expense amount is based on the fair value of the option as estimated using the Black-Scholes option pricing model. The assumptions used in calculating the value of the stock options include management's best estimate, as of the date of grant, of the expected share price volatility over the term of the stock option and expected option life. As such, the amounts reported as compensation expense are subject to measurement uncertainty as the expense amount may vary significantly based on the assumptions used.

l) Financial Instruments

Financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. After initial recognition, financial instruments are measured at their fair values, except for financial assets classified as held-to-maturity on loans and receivables and other financial liabilities, which are measured at cost or amortized cost using the effective interest rate method.

The Company has made the following classifications:

- Cash, escrow bank account and deposits are classified as "assets held for trading" and are measured at fair value. Gains and losses resulting from the periodic revaluations are recorded in net income.
- Accounts receivable are classified as "loans and receivables" and are recorded at amortized cost, which upon their initial measurement is equal to their fair value. Subsequent measurements are recorded at amortized cost using the effective interest rate method.
- Accounts payable and accrued liabilities and current and long-term debts are classified as "other financial liabilities" and are initially measured at their fair value. Subsequent measurements are recorded at amortized cost using the effective interest rate method.

Unless otherwise noted, the Company is of the opinion that it is not exposed to significant interest, currency or credit risks arising from its financial instruments and their carrying values approximate fair values.

m) Fair Value of Financial Instruments

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments. The carrying amount of all financial instruments classified as current approximates their fair value because of the short maturities and normal trade terms of these instruments. The fair value of other financial instruments disclosed in the financial statements are based on the Company's best estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amounts and timing of estimated cash flows and discounted rates which reflect varying degrees of risk.

1. Summary of Significant Accounting Policies (continued)

n) Derivative Financial Instruments

Derivative financial instruments are measured at their fair value upon initial recognition and on each subsequent reporting date. The fair value of quoted derivatives is equal to their positive or negative market value. If a market value is not available, the fair value is calculated using standard financial valuation models, such as discounted cash flow or option pricing models. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. Changes in fair value are recorded in income at each reporting period. The Company does not enter into derivative financial agreements for trading or speculative purposes.

o) Compound Financial Instruments

The convertible debentures contain both a liability component and an equity component, represented by the conversion feature and are presented in the financial statements in its component parts, measured using the residual method at the time of issue. The initial value of the debt component was calculated as the present value of the required interest and principal payments, discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The difference between the debt component and the face value of the debentures was determined to be insignificant and therefore there was no classification to equity.

p) Income Taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse. Future income tax assets are recognized to the extent it is more likely than not they will be realized.

q) Loss per Share

Basic loss per share is calculated by dividing the net loss and comprehensive loss available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method, which assumes that all outstanding stock option grants and warrants are exercised and that all outstanding convertible debt are converted, if dilutive, and the assumed proceeds are used to purchase the Company's common shares at the average market price during the year. Diluted loss per share is not presented if the effect would be anti-dilutive.

r) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

s) Other Receivable

Other receivable represents the estimated SeaMiles that are not expected to be redeemed by members. Breakage is estimated by the Company based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The current breakage factor is 17% with breakage recognized ratably over a period of 30 months, the estimated life of a SeaMile. Other receivable is comprised of the estimated long-term receivable portion of breakage.

(In Canadian Dollars)

1. **Summary of Significant Accounting Policies (continued)**

t) New Accounting Pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008. The Company will adopt the requirements commencing in the interim period ending March 31, 2008 and is considering the impact this will have on the Company's financial statements.

i) Capital Disclosures

In December 2006, the CICA published Section 1535, Capital Disclosures. This new standard establishes disclosure requirements concerning capital such as: qualitative information about its objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The new standard will be effective starting January 1, 2008.

ii) Financial Instruments – Disclosure and Presentation

In December 2006, the CICA published two sections: Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new standards will be effective starting January 1, 2008. The Company is presently evaluating the impact of these new standards.

iii) General Standards of Financial Statement Presentation

In June 2007, the CICA amended Section 1400 to include requirements to assess an entity's ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. This new requirement will be effective for interim periods and annual financial statements starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

iv) Goodwill and Intangible Assets

In February 2008, the CICA published Section 3064, Goodwill and Intangible Assets. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets and replaces Section 3062, Goodwill and Other Intangible Assets. This new standard will be effective for interim periods and annual financial statements starting October 1, 2008. The Company is presently evaluating the impact of this new standard.

(In Canadian Dollars)

2. Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the recommendations included in the CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. These standards require the presentation of comprehensive income and its components in a new financial statement. The adoption of this section had no impact upon the Company's consolidated financial statements.

Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured either at fair market value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are measured at amortized cost.

Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held for trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the assets are removed from the balance sheet.

The standards also require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

The adoption of CICA Sections 3251, 3855, 3861 and 3865 had no material impact on the financial statements for the year ended December 31, 2007.

(In Canadian Dollars)

3. Restatement of Previously Issued Financial Statements

During the year ended December 31, 2007, the Company reevaluated its position on EIC – 123, "Reporting Revenue Gross as a Principal versus Net as an Agent." Under this EIC, revenues for loyalty rewards redeemed are reported on a net basis whereas the revenue and cost sources were previously reported on a gross basis. The impact of this change was to decrease loyalty program revenue and loyalty program costs by $744,931 and $744,931 respectively for the year ended December 31, 2006. Net loss was not impacted by this change.

4. Acquisition of SeaMiles, LLC

On March 29, 2006, the Company completed the acquisition of 100% of the membership interests in SeaMiles, LLC of Fort Lauderdale, Florida for $1 and the assumption of net liabilities. The acquisition was accounted for under the purchase method of accounting and can be summarized as follows:

Purchase price:	
Cash	$1
Assumption of net liabilities - comprising loans from the Company	5,278,014
Legal costs	70,125
Post closing costs	40,848
	$5,388,988
Net identifiable assets acquired:	
Assets acquired	
Cash	$131,114
Current assets	7,337,153
Current liabilities	(7,391,662)
Equipment	22,319
Deferred costs	11,981
Trademarks	6,822,361
	6,933,266
Liabilities assumed	
Long-term debt	1,544,278
	$5,388,988
Cash component is comprised of:	
Consideration paid	$5,388,988
Cash acquired	131,114
Net cash	$5,257,874

5. Discontinued Operations

During the fourth quarter of 2007, the Company made the decision to divest its remaining real estate assets. Subsequent to year end, the Company signed an agreement of purchase and sale to sell its remaining assets (Note 18). Accordingly, the Company has reflected its real estate division as a discontinued operation. These consolidated financial statements have adopted the recommendations of CICA Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations. The Company's results of operations related to discontinued operations for the years ended December 31, 2007 and 2006 and the Company's assets and liabilities related to discontinued operations as at December 31, 2007 and 2006 are shown in the following tables, with the 2006 figures restated:

(In Canadian Dollars)

5. Discontinued Operations (continued)

Consolidated Statements of Operations and Comprehensive Loss	2007	2006
Revenue		
Rental income	$ -	$492,033
Expenses		
Amortization of income producing properties	-	247,169
Amortization of deferred costs	23,500	108,904
Bank charges and interest	75,590	646,692
Management fees	-	44,000
Income producing properties	-	54,744
Selling, general and administrative	55,547	124,199
	154,637	1,225,708
Loss from discontinued operations before undernoted	(154,637)	(733,675)
Loss on disposal of income producing properties	-	(1,718,355)
Write down of property held for sale	(2,572,453)	-
Net loss from discontinued operations	($2,727,090)	($2,452,030)

Consolidated Balance Sheets	2007	2006
Assets		
Current Assets		
Accounts receivable	$1,702	$9,765
Deposits and prepaid expenses	204,733	195,664
	206,435	205,429
Property held for sale	3,220,000	5,382,438
	$3,426,435	$5,587,867
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$137,074	$375,722
Current portion of mortgages payable, net of deferred costs	10,300	1,484,752
	147,374	1,860,474
Mortgages payable	604,543	1,000,000
	$751,917	$2,860,474

Cash provided by (used in) discontinued operations	2007	2006
Cash provided by (used in) operating activities	($370,791)	($173,297)
Cash provided by (used in) investing activities	(409,182)	31,145
Cash provided by (used in) financing activities	(1,894,242)	248,264
Net cash flows provided by (used in) discontinued operations	($2,674,215)	$106,112

(In Canadian Dollars)

5. Discontinued Operations (continued)

During the year ended December 31, 2007, the Company reviewed the carrying value of its property held for sale. As a result of this review, the Company determined that a decline in the value of the property had occurred and recorded a write down in the amount of $2,572,453. The carrying value of the Company's property held for sale at December 31, 2007 is $3,220,000.

In 2006, the Company disposed of its income producing properties in two separate transactions. In October, the Company sold its property at 125 Medora Street for $1,200,000. In November, the Company sold one of its subsidiary companies for $1 and the assumption of liabilities, with the sole asset being the Cranberry Marsh Cove property. The sale transactions can be summarized as follows:

Cash proceeds	$1,200,001
Assumption of mortgages payable by purchaser	4,250,000
Assumption of other net payables by purchaser	38,310
	5,488,311
Net carrying value of income producing properties	7,206,666
Loss on sale of income producing properties	($1,718,355)

6. Escrow Bank Account

The escrow bank account consists of funds primarily invested in a U.S. money market fund comprising a portfolio of U.S. treasury securities maturing in 180 days or less.

7. Equipment

	Cost	Accumulated Amortization	December 31 2007 Net Carrying Value
Computer equipment	$76,841	$32,834	$44,007
Furniture and fixtures	24,877	5,545	19,332
Leasehold improvements	75,507	10,594	64,913
Website development	149,938	58,303	91,635
	$327,163	$107,276	$219,887

	Cost	Accumulated Amortization	December 31 2006 Net Carrying Value
Computer equipment	$48,788	$25,868	$22,920
Furniture and fixtures	18,711	1,784	16,927
Leasehold improvements	69,054	2,608	66,446
Website development	86,512	32,006	54,506
	$223,065	$62,266	$160,799

(In Canadian Dollars)

8. Deferred Revenue

In the fourth quarter of 2007, SeaMiles, LLC and Barclays Bank ("Barclays") agreed to a one-time payment by Barclays to SeaMiles, LLC of $2,500,000 U.S. This payment will be recognized as revenue over 24 months and is subject to the continuation of the SeaMiles rewards platform currently operated through the Barclays issued Carnival SeaMiles credit card. SeaMiles, LLC also has a further $97,960 U.S. in deferred revenue from another contract which it received in 2007. Revenue will be recognized as it is earned under the terms of the contract.

The Canadian dollar equivalent of total deferred revenue is $2,472,096 as of December 31, 2007 (2006-nil). Revenue is recognized under the terms of the contracts as follows:

Current portion	$1,242,158
2009	1,138,898
Thereafter	91,040
	$2,472,096

9. Other Long-term Debt

	December 31 2007	December 31 2006
Other long-term debt, non-interest bearing, due February 2010, monthly principal payments of $3,000, unsecured	$70,721	$116,942
Other long-term debt, non-interest bearing, no fixed repayment date, amount will not be repaid in 2008, unsecured	117,965	138,659
Other long-term debt, non-interest bearing, amount will not be repaid in 2008, unsecured	221,364	260,242
Note payable, 10% per annum, amount will not be repaid in 2008, unsecured	227,999	268,042
Other long-term debt, non-interest bearing, repayable monthly in varying amounts based on previous loyalty program commitments, unsecured	604,059	818,196
	1,242,108	1,602,081
Less: Current portion	132,835	153,814
	$1,109,273	$1,448,267

Repayments over the next 5 years are as follows:

2008	$132,835
2009	700,199
2010	102,377
2011	99,130
2012	99,130
Thereafter	108,437
	$1,242,108

The long-term debt due February 2010 was discounted at an interest rate of 8% per annum.

10. Convertible Debentures

	December 31 2007	December 31 2006
10% Convertible debentures (Notes 14 and 19)	$3,000,000	$3,000,000

(In Canadian Dollars)

10. Convertible Debentures (continued)

The convertible debentures have a two year term and bear interest at a coupon rate of 10%, payable monthly. The debentures are convertible into common shares at $3.00 per share at the sole option of the lenders for the entire term expiring no later than April 30, 2008. If all of the debentures are converted, it will result in the issuance of 1,000,000 common shares. The debentures are secured by a general security agreement and mature on April 30, 2008.

Subsequent to the year end, the Company entered into agreements with the convertible debenture holders to extend the maturity date of the convertible debentures to June 30, 2008 (Note 19).

11. Share Capital

Authorized:
Unlimited number of voting common shares
Unlimited number of non-voting common shares

Issued: common shares and common share purchase warrants

	Number of		$	
	Voting Common Shares	Common Share Purchase Warrants	Voting Common Shares	Equity Component of Convertible Debt
Balance as at December 31, 2005	5,838,447	1,449,996	$9,671,787	$ 86,782
Issued through the exercise of stock options	50,000	-	92,860	-
Issued through the exercise of warrants	837,498	(837,498)	1,820,400	-
Issued through the conversion of convertible debt and exercise of attached warrants	4,545,454	-	5,000,000	(86,782)
Balance as at December 31, 2006	11,271,399	612,498	16,585,047	-
Expired common share purchase warrants	-	(612,498)	-	-
Issued through the exercise of stock options	165,000	-	306,438	-
Issued through private placement	130,000	-	255,593	-
Balance as at December 31, 2007	11,566,399	-	$17,147,078	$ -

(In Canadian Dollars)

11. Share Capital (continued)

Notes:

a) In March and April 2006, the Company raised $1,320,400 from the exercise of 587,498 common share purchase warrants at a price of $2.25 per share, after deducting issue costs of $1,473.

b) In May 2006, the Company received $5,000,000 in new equity from the conversion of $2,500,000 of convertible debt at a conversion price of $1.10 per common share and the exercise of 2,500,000 warrants attached to the convertible debt at an exercise price of $1.10 per common share. A total of 4,545,454 common shares were issued pursuant to the financing.

c) In May 2006, the Company raised $500,000 from the exercise of 250,000 common share purchase warrants at a price of $2.00 per share.

d) In April 2007, the Company raised $27,500 from the exercise of 25,000 stock options at a price of $1.10 per share.

e) In June 2007, the Company raised $27,500 from the exercise of 25,000 stock options at a price of $1.10 per share.

f) In July 2007, the Company raised $126,500 from the exercise of 115,000 stock options at a price of $1.10 per share.

g) In September 2007, the Company completed a private placement of 130,000 common shares at a price of $2.00 per share for net proceeds of $255,593 after deducting issue costs of $4,407.

Stock Options

The Company's Stock Option Plan provides for the issuance of up to a maximum of 10% of its issued and outstanding common shares at an exercise price fixed by the Company's Board of Directors at the time of grant. The option period for the Stock Option Plan is a maximum of five years. Options granted may be vested over certain time periods within the option period, which will limit the number of options exercisable during each option year. Each stock option is exercisable into one common share of the Company at the price specified in the terms of the option. As at December 31, 2007, options to purchase 905,000 common shares have been granted and options to purchase 251,639 common shares remain available to be granted under the Stock Option Plan.

In July 2007, options to acquire 135,000 common shares granted on July 8, 2005 expired.

In August 2007, options to acquire 345,000 common shares (2006 – 560,000) were granted to directors, senior officers, employees and consultants at an exercise price of $2.00 (2006 – price ranging from $3.25 to $3.50) in accordance with the Company's Stock Option Plan. The options granted in 2006 and 2007 vested immediately. The fair value of the stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Number of options	345,000	560,000
Exercise price	$2.00	$3.25 - $3.50
Dividend yield	0%	0%
Volatility	59%	29% - 53%
Risk-free interest rate	4.00%	4.14% - 4.24%
Expected option lives (in years)	2	2
Weighted average fair value of each option	0.78	1.28

The compensation expense recorded for 2007 with respect to the above options granted amounted to $269,100 (2006 - $717,945) and is included in selling, general and administrative expenses.

(In Canadian Dollars)

11. Share Capital (continued)

The following table summarizes the changes in stock options outstanding during the years ended December 31, 2007 and 2006:

	2007	2006
Balance, beginning of year	860,000	300,000
Granted	345,000	560,000
Cancelled	(135,000)	-
Exercised	(165,000)	-
Balance, end of year	905,000	860,000
Exercisable at year-end	905,000	860,000

The following table summarizes the weighted average exercise price and the weighted average remaining contractual life of the options outstanding and exercisable as at December 31, 2007:

Range of exercise prices	$2.00 - $3.50
Options outstanding	905,000
Weighted average remaining contractual life	328 days
Options exercisable	905,000
Weighted average exercise price	$2.89

The following table summarizes the stock options outstanding as at December 31, 2007:

Date of Grant	Stock Options (#)	Exercise Price	Expiry Date
May 12, 2006	410,000	$3.50	May 12, 2008
August 24, 2006	150,000	$3.25	August 24, 2008
August 21, 2007	345,000	$2.00	August 21, 2009
	905,000		

The following table summarizes the changes in contributed surplus during the years ended December 31, 2007 and 2006:

	2007	2006
Balance, beginning of year	$869,385	$189,300
Fair value of options granted	269,100	717,945
Options exercised	(124,938)	(37,860)
Balance, end of year	$1,013,547	$869,385

(In Canadian Dollars)

12. Loss per Share

Loss per share is calculated using the weighted average number of common shares outstanding during the year ended December 31, 2007, which is 11,394,618 (2006 – 9,354,266) shares. Diluted loss per share has not been presented since the potential conversions of convertible debentures and warrants outstanding are anti-dilutive.

13. Forward Foreign Exchange Contracts

The Company has entered into the following forward foreign exchange contracts with its bulk supplier. The expiry dates vary between January 16, 2008 and January 21, 2008:

	Fair Market Value
Current asset	
Sell U.S. dollars	$186,250
Current liability	
Buy Canadian dollars	198,194
Unrealized gain (loss)	($11,944)

The fair values of at risk forward exchange contracts have been determined based on market information. The unrealized gain or loss is the difference between the nominal value of the contracts on their settlement dates and the fair market value of the contracts at December 31, 2007. The unrealized loss of $11,944 has been included in income for the period.

14. Related Party Transactions

Related party transactions are in the normal course of operations and are measured at the exchange value (the amount of consideration established and agreed to by the related parties), which approximates the arm's length equivalent for the services.

The Company had outstanding amounts due from/to directors, officers and shareholders as follows:

	December 31 2007	December 31 2006
Accounts receivable	$86,611	$87,405
Accounts payable and accrued liabilities	$43,589	$59,805
Mortgages payable	$ -	$487,500
Other long-term debt	$167,143	$196,476
Convertible debentures	$2,750,000	$2,750,000

(In Canadian Dollars)

14. Related Party Transactions (continued)

The following table summarizes the Company's related party transactions for the year:

	December 31 2007	December 31 2006
Rental income from company owned by shareholder of the Company	$ -	$407,850
Interest expense to officer, shareholder and companies owned by director and shareholder of the Company	343,181	334,117
Leasehold improvements to company owned by directors of the Company	-	56,385
Management fees to companies owned by director of the Company	-	224,000
Financing fees to company owned by director of the Company	-	101,655
Rent expense to companies owned by directors of the Company	132,965	55,618
Professional fees to companies owned by director of the Company	2,772	34,097
Selling, general and administrative expenses to companies owned by director and shareholder of the Company	-	81,755
Sale of income producing property to company owned by shareholder of the Company (Note 5)		
Cash proceeds	$ -	$ 1
Assumption of mortgages payable by purchaser	-	4,250,000
Assumption of other net payables by purchaser	-	38,310
	-	4,288,311
Net carrying value of income producing property	-	5,709,313
Loss on sale of income producing property	$ -	($1,421,002)

15. Segmented Information

As the Company is divesting its real estate assets, the Company will only be operating in the loyalty program segment going forward. Accordingly, only segmented balance sheet information is provided. The table below summarizes the segmented balance sheet information for the past two years.

The designation of segments is based on the nature of the products and services provided and the information used by the Chief Operating Decision Maker. The accounting policies followed by the segments are the same as those described in the summary of significant accounting policies.

(In Canadian Dollars)

15. Segmented Information (continued)

	For the Year Ended December 31					
	Loyalty Program		Discontinued Operations		Consolidated	
	2007	2006	2007	2006	2007	2006
Identifiable assets	$27,652,797	$23,029,462	$3,446,982	$5,587,867	$31,099,779	$28,617,329
Corporate assets					73,000	74,280
Total assets					$31,172,779	$28,691,609

16. Income Taxes

The following table reconciles the amount of income tax expense for the Company at Canadian statutory rates of 36.12% and U.S. statutory rates of 40% for 2007 and 2006:

	2007	2006
Canadian statutory rate	36.12%	36.12%
Income (loss) from continuing operations before income taxes	$196,698	($992,341)
Income tax expense (recovery) computed at statutory rate	$71,047	($358,434)
Difference resulting from:		
Effect of different tax rates in foreign jurisdiction	11,777	(28,618)
Stock-based compensation	97,199	259,322
Deductions allowed on trademarks	(135,464)	(112,447)
Share issuance costs	(7,320)	(6,896)
Non-deductible provision	33,082	208,193
Utilization of previously unrecorded benefit of loss carry forwards	(83,071)	-
Other	12,750	38,880
Income tax expense	$ -	$ -

The income tax effect of temporary differences and net operating losses that result in future income tax assets and liabilities are as follows:

	2007	2006
Future income tax assets		
Net operating loss carry-forward	$ 1,578,000	$ 1,666,000
Tax basis of real estate property less the carrying amount	757,000	(24,000)
Carrying amount of equipment less the tax basis	(15,000)	(19,000)
Carrying amount of trademarks less the tax basis	(248,000)	(112,000)
Non-deductible provision	213,000	215,000
Non-deducted share issuance costs	25,000	30,000
Total future income tax assets	2,310,000	1,756,000
Valuation allowance	(2,310,000)	(1,756,000)
Total future income tax assets	$ -	$ -

(In Canadian Dollars)

16. Income Taxes (continued)

The Company has non-capital losses available for income tax purposes which can be used to reduce taxable income of future years. The benefit of these losses has not been reflected in these financial statements. These losses expire as follows:

	Canadian	U.S.	Total
2014	$1,000	$ -	$1,000
2015	571,000	-	571,000
2026	3,421,000	319,000	3,740,000
2027	22,000	-	22,000
Total:	$4,015,000	$319,000	$4,334,000

17. Commitments and Contingencies

a) Lease Commitments:

The Company is committed to future minimum annual lease payments on certain non-cancelable operating leases as follows:

2008	$190,000
2009	171,000
2010	155,000
2011	106,000
Thereafter	400,000

Lease commitments include related party transactions with companies owned by directors of the Company. These transactions are recorded at the exchange value as established and agreed to by the related parties.

b) Under an agreement between SeaMiles, LLC and Carnival Cruise Lines, SeaMiles, LLC has certain financial obligations which it must meet on an annual basis. Due to the confidentiality provisions of the agreement, the Company is unable to disclose the terms of the financial obligations. All obligations incurred under the agreement are recorded at the time they are incurred. SeaMiles, LLC has met its obligations to date under this agreement.

c) The Company entered into a one year service agreement effective March 2008. Monthly payments of $12,400 are paid to the firm under the terms of the agreement.

d) SeaMiles, LLC was previously a plaintiff and a defendant in various lawsuits, which arose in Miami-Dade County, Florida (United States), against former president/former member. All pending lawsuits were settled pursuant to an agreement dated September 26, 2005. As a compromise, SeaMiles, LLC agreed to pay its former president/former member $787,500 U.S. for alleged damages arising under various state and federal lawsuits and for all interest the former president/former member claimed to own in SeaMiles, LLC. This settlement amount was non-interest bearing and was payable as follows: 5 payments of $17,500 U.S. payable on a quarterly basis commencing September 2006; 10 annual payments of $70,000 U.S. commencing September 2008. Subsequent to the settlement, SeaMiles, LLC filed a motion in the settled litigation to enforce a provision of the settlement agreement which allowed SeaMiles, LLC to terminate future payments owed under the settlement agreement if the former president/former member breached certain provisions of the settlement agreement. On December 14, 2006, the Court ruled in favor of SeaMiles, LLC, finding that the former president/former member breached the settlement agreement and the Court therefore terminated the $787,500 U.S. liability. The matter is now on appeal, which should be resolved in 2008.

(In Canadian Dollars)

17. Commitments and Contingencies (continued)

e) Subsequent to Court terminating the $787,500 U.S. liability, an individual claiming an indirect ownership interest in SeaMiles, LLC, through a company owned and controlled by SeaMiles, LLC's former president/former member, filed suit in Miami-Dade County against SeaMiles, LLC and its former president/former member. This individual seeks compensation for the reasonable value of his alleged indirect interest in SeaMiles, LLC. No amount has been ascribed to the claim as of yet. SeaMiles, LLC has rejected the claim, as SeaMiles Limited (through its wholly owned subsidiary) was a bona fide purchaser for value of one hundred percent of the membership interests of SeaMiles, LLC. Furthermore, the claimant signed the September 26, 2005 settlement agreement acknowledging that he owned no interest in SeaMiles, LLC. However, the individual claims he did not knowingly sign the settlement agreement, and was instead tricked by the former president/former member into signing the signature page without seeing the entire settlement agreement. In fact, the trial court ruled that SeaMiles, LLC's former president/former member made misrepresentations in the September 26, 2005 settlement agreement and that the claimant did not knowingly sign the September 26, 2005 settlement agreement. However, whether the claimant's signature on the signature page of the September 26, 2005 settlement agreement defeats his pending claim is an open question which will be resolved in the pending appeal between SeaMiles, LLC and its former president/former member. If this holding is reversed on appeal, the claimant's claim is worthless. If the holding is affirmed on appeal, SeaMiles, LLC may not be able to argue that the claimant is bound by the September 26, 2005 settlement agreement; however, SeaMiles, LLC has other defenses to the claimant's claim.

18. Comparitive Figures

Certain comparative figures have been reclassified to conform with the method of presentation adopted for the current year.

19. Subsequent Events

a) On March 27, 2008, the Company signed an agreement of purchase and sale with a shareholder of the Company to sell its remaining real estate assets. The properties to be sold, all of which are located in the Muskoka region of Ontario, consist of the Greene Slate Inn, the Ports development project and three residential houses. The aggregate purchase price will be approximately $3,716,000 and will be satisfied by the cancellation of $1,500,000 in convertible debentures previously issued by the Company, the assumption by the purchaser of approximately $615,000 in existing mortgages and a cash payment by the purchaser to the Company of approximately $1,601,000, which will primarily be used to retire the remaining $1,500,000 of convertible debentures outstanding following the sale.

b) On April 7, 2008, the Company entered into agreements with the convertible debenture holders to extend the maturity date of the convertible debentures to June 30, 2008. All other existing terms and conditions of the convertible debentures remained unchanged.

SEAMILES LIMITED
Management's Discussion and Analysis
of Financial Condition and Results of Operations
For the Fiscal Year Ended December 31, 2007

Date: April 29, 2008

SeaMiles Limited (the "Company") owns and operates cruise based loyalty rewards programs. The Company's primary focus from a shareholder perspective is its cruise based loyalty program in the United States through its wholly owned subsidiary, SeaMiles, LLC. The Company is divesting its remaining real estate assets in the Muskoka region of Ontario in June 2008.

The following discussion and analysis is based on the Company's audited consolidated financial statements, including notes, for the years ended December 31, 2007 and 2006. These statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires management to make assumptions and estimates that affect the amounts reported of assets and liabilities as of the date of the financial statements and the amounts reported as revenue and expenses during the reporting period. Management estimates and judgment are based on historical experience and other factors deemed to be reasonable under the circumstances. Actual future results may differ materially from these estimates under different assumptions or conditions. Management believes the accounting policies outlined in the Summary of Significant Accounting Policies section of its consolidated financial statements reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

This discussion includes assumptions made by management that involve certain risks and uncertainties. These assumptions should be given careful consideration and undue reliance should not be placed on these assumptions.

Overview

Cruise Based Loyalty Programs

During 2007, the Company continued to make the credit card loyalty program its priority by embarking on strategic and operational initiatives that will position the Company for long term, sustainable growth.

The principal loyalty program asset is the Company's wholly owned subsidiary, SeaMiles, LLC, which the Company purchased effective March 29, 2006. SeaMiles, LLC maintains a long term strategic alliance with Carnival Cruise Lines ("Carnival"), which currently offers a co-branded Carnival℠ SeaMiles® MasterCard® issued by

Barclays Bank. The card offers a reward accumulation and redemption program primarily focused in the cruise sector which continues to show steady growth.

In November 2006, SeaMiles, LLC signed a long-term bank card marketing agreement with Chase Bank USA N.A, ("Chase"), the credit card division of JPMorgan Chase, which will allow for the expansion of the SeaMiles loyalty program. In early 2007, SeaMiles, LLC selected VISA as its payment credit card in connection with the Chase agreement under a Promotional Co-Branded Card Agreement it signed with Visa U.S.A. Inc.

SeaMiles, LLC's business partnerships with Chase and Visa enabled the Company to successfully launch the SeaMiles® Visa® Rewards Card program in the 2nd quarter of 2007. Chase is the issuer of the SeaMiles credit card which enables U.S. cruise enthusiasts to earn SeaMiles. A cardholder earns 3 SeaMiles for every dollar spent on a cruise and 1 SeaMile for everyday purchases. At the time of redemption, cardholders can redeem on *Any Cruise Line...Any Time®* through SeaMiles' unique redemption platform.

Furthermore, the Company continues to grow its SeaPoints® program offered exclusively to Canadians through its wholly-owned subsidiary SeaPoints Inc. This program has been successful in its limited marketing efforts to date.

Overall, the cruising industry has been a steadily growing segment of the travel business for the past 30 years. According to the Cruise Line International Association ("CLIA"), more than 12.6 million passengers cruised in 2007 with approximately 10.3 million of the passengers originating from North America. For 2008, CLIA has forecasted 12.8 million passengers with more than 10.5 million of those passengers originating from North America. This is further supported by CLIA member travel agents, where in a recent survey, 90% expect to have as good or better annual sales over 2007.

Cruise lines are expanding their target market and luring new passengers by creating more theme and special interest cruise holidays. Existing cruise passengers are looking for new experiences, which has prompted cruise lines to create new deployments and itineraries. The industry continues to add additional capacity to meet increasing demand. The SeaMiles/SeaPoints programs will help past and future potential cruise passengers earn free cruises and discounts within the travel industry.

Real Estate Development Program

On March 27, 2008, the Company signed an agreement of purchase and sale to sell its remaining real estate assets to a shareholder of the Company. The properties to be sold, all of which are located in the Muskoka region of Ontario, consist of the Greene Slate Inn, the Ports development project and three residential houses. The sale is expected to close on June 16, 2008.

Since the Company is divesting its real estate assets, the Company will only be operating in the loyalty program segment going forward and has reflected its real estate division as a discontinued operation with the 2006 results restated accordingly.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company owns and operates a cruise based loyalty program in both the United States and Canada through its SeaMiles and SeaPoints programs respectively. The SeaMiles and SeaPoints programs provide its commercial partners with loyalty marketing services and offers its members the ability to accumulate SeaMiles and SeaPoints respectively through its partner network. Accumulated SeaMiles and SeaPoints may be redeemed for cruise travel rewards from Solutions at Sea and airfare from the Company's wholly-owned subsidiary Seamiles, LLC in the United States and from Encore Cruises in Canada.

The consolidated financial statements of the Company have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

Revenue Recognition

Revenue from the SeaMiles loyalty program is recorded on a gross basis in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), "Reporting Revenue Gross as a Principal Versus Net as an Agent", with the exception of redemption revenue.

Revenue from the SeaMiles loyalty program is derived from the sale of a MasterCard or VISA card to its members, from the sale of SeaMiles through MasterCard or VISA card purchases, breakage and interest on its escrow account. Gross proceeds received on the resale of SeaMiles net of the commissions earned and SeaMiles issued for promotional purposes, at a discount or no value, are included in deposits in the consolidated balance sheet until SeaMiles are redeemed by members or in accordance with the accounting policy for breakage. Breakage represents the estimated SeaMiles that are not expected to be redeemed by members. Breakage is estimated by the Company based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The current breakage factor is 17% with breakage recognized ratably over a period of 30 months, the estimated life of a SeaMile. The Company continuously reviews the redemption factors used to calculate breakage and, if there are any changes in the breakage factor, they are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used.

Redemption revenue earned from the sale of SeaMiles through MasterCard or VISA card purchases are netted against the cost of rewards representing the amount paid by the Company to Solutions at Sea or other redemption partners. The Company's role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner. The Company assumes minimal credit and inventory risk with each transaction processed. Redemption revenue is recorded on a net basis in accordance with EIC-123.

Deferred revenue represents payments received for revenue not yet earned. Revenue is recognized under the terms of each contract.

Foreign Exchange Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rates in effect at the consolidated balance sheet dates. Non-monetary assets are translated at the historical exchange rates for the respective transactions. Revenues and expenses are translated at the rates prevailing at the respective transaction dates. Exchange gains or losses are included in expenses.

Escrow Bank Account

In conjunction with the issuance of SeaMiles and SeaPoints, the Company has established a redemption reserve to fund redemptions. The funds are invested primarily in a portfolio of U.S. Treasury securities maturing in 180 days or less. Interest earned is paid to the Company and is included in interest revenue. The amount to be held in the reserve, as well as the types of securities it may be invested in, are consistent with the Company's obligations with its partners, which are reviewed periodically.

Trademarks

The Company capitalizes all trademark application costs. The trademarks have been determined to have an indefinite life. If the trademark applications are not renewed or abandoned, they will be charged to operations immediately.

Trademarks are tested for impairment annually or more frequently if events or changes in circumstances indicate that the trademarks might be impaired. When the carrying amount exceeds the fair value, an impairment loss is recognized in the statement of operations and comprehensive loss in an amount equal to the excess.

Impairment of Long-lived Assets

The Company reviews, on an annual basis, long-lived assets such as real estate property and equipment with finite useful lives for impairment to see if there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

Stock-Based Compensation

The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan. The Company accounts for the stock-based compensation using the fair value as at the grant date. Under this method, compensation expense related to option grants is recorded in the consolidated statement of operations and comprehensive loss over the vesting period of the options with an offset to contributed surplus. When options are exercised, the corresponding contributed surplus and the proceeds received by the Company are credited to share capital. The compensation expense amount is based on the fair value of the option as estimated using the Black-Scholes option pricing model. The assumptions used in calculating the value of the stock options include management's best estimate, as of the date of grant, of the expected share price volatility over the term of the stock option and expected option life. As such, the amounts reported as compensation expense are subject to measurement uncertainty as the expense amount may vary significantly based on the assumptions used.

Financial Instruments

Financial Instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. After initial recognition, financial instruments are measured at their fair values, except for financial assets classified as held-to-maturity on loans and receivables and other financial liabilities, which are measured at cost or amortized cost using the effective interest rate method.

Unless otherwise noted, the Company is of the opinion that it is not exposed to significant interest, currency or credit risks arising from its financial instruments and their carrying values approximate fair values.

Income Taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse. Future income tax assets are recognized to the extent it is more likely than not they will be realized.

Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

New Accounting Pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008. The Company will adopt the requirements commencing in the interim period ending March 31, 2008 and is considering the impact this will have on the Company's financial statements.

i) Capital Disclosures

In December 2006, the CICA published Section 1535, Capital Disclosures. This new standard establishes disclosure requirements concerning capital such as: qualitative information about its objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The new standard will be effective starting January 1, 2008.

ii) Financial Instruments – Disclosure and Presentation

In December 2006, the CICA published two sections: Section 3862, Financial Instruments – Disclosure and Presentation, and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new standards will be effective starting January 1, 2008. The Company is presently evaluating the impact of these new standards.

iii) General Standards of Financial Statement Presentation

In June 2007, the CICA amended Section 1400 to include requirements to assess an entity's ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. This new requirement will be effective for interim periods and annual financial statements starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

iv) Goodwill and Intangible Assets

In February 2008, the CICA published Section 3064, Goodwill and Intangible Assets. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets and replaces Section 3062, Goodwill and Other Intangible Assets. This new standard will be effective for interim periods and annual financial statements starting October 1, 2008. The Company is presently evaluating the impact of this new standard.

New Accounting Pronouncements

Effective January 1, 2007, the Company adopted the recommendations included in the CICA Handbook section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

The adoption of CICA Sections 1530, 3251, 3855, 3861 and 3865 has no material impact on the financial statements for the year ended December 31, 2007.

Restatement of Previously Issued Financial Statements

During the year ended December 31, 2007, the Company reevaluated its position on EIC – 123, "Reporting Revenue Gross as a Principal versus Net as an Agent." Under this EIC, revenues for loyalty rewards redeemed are reported on a net basis whereas the revenue and cost sources were previously reported on a gross basis. The impact of this change was to decrease loyalty program revenue and loyalty program costs by $744,931 and $744,931 respectively for the year ended December 31, 2006. Net loss was not impacted by this change.

RESULTS OF OPERATIONS

For the year ended December 31, 2007, the Company reported income from continuing operations of $196,698 or $0.02 per share compared to a loss of $992,341 or $0.11 last year. The improved results in 2007 are attributable to the growing and profitable cruise loyalty business. Included in these results are non-cash charges for stock based compensation of $269,100 in fiscal 2007 versus $717,945 in fiscal 2006. The Company's real estate development assets has been shown as a discontinued operation as a result of the Company's plans to divest itself of its remaining real estate in June 2008 and the 2006 results have been restated accordingly. The Company incurred a loss from discontinued operations in fiscal 2007 of $2,727,090 versus a loss of $2,452,030 in 2006. The loss in 2007 was primarily attributable to a writedown of $2,572,453 in the value of the property held for sale. The loss in the previous year was primarily due to a loss on sale on its income producing properties of $1,718,355. The Company reported a net loss of $2,530,392 or $0.22 per share in 2007 versus a loss of $3,444,371 or $0.37 in 2006.

For the fourth quarter, the Company reported net income of $137,640 or $0.01 per share compared to a net loss of $2,012,030 or $0.20 per share in 2006. The net loss in 2006 was primarily due to a loss of $1,718,355 that was recorded on the sale of the Company's income producing properties during the fourth quarter of 2006.

Revenue

For 2007, the Company reported revenue of $9,572,203 compared to $6,171,042 in 2006. The increase in loyalty program revenue of $3,401,161 or 55% in 2007 is due to a combination of the implementation of management's strategic and operational initiatives to grow its cruise loyalty program and a full year of revenue being recognized in the loyalty program division. As SeaMiles, LLC was not acquired until March 29, 2006, loyalty program revenue in 2006 only included SeaMiles revenue from March 30 to December 31, 2006.

For the fourth quarter ended December 31, 2007, the Company reported total revenue of $2,519,090 compared to $2,060,776 during the same quarter in 2006, an increase of 22% over the previous year.

Cost of Goods Sold

Loyalty program direct costs for the year ended December 31, 2007 were $5,877,615 compared to $3,750,647 for 2006. The increase in costs by $2,126,968 are primarily due to the fact that SeaMiles, LLC was acquired on March 29, 2006 so fiscal 2006 results only include about 9 months of results. As well, direct costs increased in correlation with loyalty program revenue.

Expenses

Total expenses from continuing operations for the year ended December 31, 2007 were $3,497,890 compared to $3,412,736 for 2006. Increased expenditures were made as the Company was working on growing its loyalty program business.

For 2007, advertising and promotion expense was $272,840 compared to $303,225 in 2006. Expenses include various campaigns to promote the SeaMiles loyalty program to its target market within the cruise industry.

Amortization expense on the Company's equipment for 2007 was $45,010 versus $29,696 in 2006. The increase in amortization expense by $15,314 is a result of increased equipment purchases and website development costs made to support the growing needs of the Company.

The amortization of deferred costs for 2007 was $10,748 compared to $113,635 in 2006.

Bank charges and interest expense was $21,705 for 2007 versus $37,696 in 2006. The decrease of $15,991 is mainly attributed to cash raised from equity financing in 2006 used to repay debt in 2006.

In 2007, the Company had a foreign exchange loss of $51,933 compared to a foreign exchange gain of $118,436 in 2006. Exchange gains or losses arise from the translation of the Company's operations in the United States.

Interest on long-term debt for 2007 was $332,987 compared to $227,143 in 2006. The increase of $105,844 is primarily due to a full year of interest expense recorded on the Company's convertible debentures during 2007, whereas over 8 months of interest expense was recorded in 2006 as the convertible debentures were issued in April 2006.

Management fees amounted to $62,500 in 2007 as compared to $273,750 last year. The decrease in fees by $211,250 is due to the addition of permanent resources to support head office activity which is now reflected in selling, general and administrative expenses.

Occupancy costs were $173,149 for 2007 versus $89,146 in 2006. The increase in costs is due to a combination of a full year of occupancy costs recognized in 2007 for SeaMiles, LLC compared to 9 months in 2006 and moving the Fort Lauderdale office to a new location during the third quarter of 2006 to meet the growing operational needs of the loyalty program.

During 2007, professional fees were $345,068 compared to $371,756 in 2006. Professional fees include auditing, tax and legal services provided to the Company.

Selling, general and administrative expenses increased to $2,181,950 versus $2,085,125 last year. Included in selling, general and administrative expenses is stock-based compensation expense of $269,100 and $717,945 for 2007 and 2006, respectively. Excluding stock-based compensation costs, selling, general and administrative expenses increased from $1,367,180 in 2006 to $1,912,850 in 2007 or by $545,670. The increase in expenses is primarily due to 2006 results only being for approximately 9 months, the addition of permanent resources in 2007 previously paid by way of management fees as well as increased costs to support corporate activity in the cruise loyalty program business. During 2007, the Company granted 345,000 stock options to its directors, employees, and certain consultants pursuant to its stock option plan. The fair value of the stock options granted was based on the Black-Scholes model for pricing options.

Discontinued Operations

During the fourth quarter of 2007, the Company made the decision to divest its remaining real estate assets. On March 27, 2008, the Company signed an agreement of purchase and sale to sell its remaining real estate assets to a shareholder of the Company. The properties to be sold, all of which are located in the Muskoka region of Ontario, consist of the Greene Slate Inn, the Ports development project and three residential houses. The sale is expected to close on June 16, 2008. The Company's consolidated financial statements have adopted the recommendations of the CICA Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations. The Company's results of operations related to discontinued operations for the years ended December 31, 2007 and 2006 are shown in the following table:

	2007	2006
Revenue	$ -	$492,033
Expenses	154,637	1,225,708
Net loss from discontinued operations before Undernoted	(154,637)	(733,675)
Loss on disposal of income producing Properties	-	(1,718,355)
Write down of property held for sale	(2,572,453)	-
Net loss from discontinued operations	($2,727,090)	($2,452,030)

During the year ended December 31, 2007, management reviewed the carrying value of its property held for sale. As a result of this review, management determined that a decline in the value of the property has occurred and has recorded a write down in the amount of $2,572,453 against the carrying value of the property.

SELECTED QUARTERLY FINANCIAL DATA

(Expressed in thousands of Canadian dollars, except per share amounts)

The following information summarizes quarterly financial information for the fiscal years ended December 31, 2007 and 2006.

	2007				2006 (Restated)			
Quarter	1st	2nd	3rd	4th	1st	2nd	3rd	4th
Revenue	$2,285	$2,352	$2,416	$2,519	$45	$2,025	$2,041	$2,060
Net income (loss)	$7	($2,406)	($269)	$138	($370)	($413)	($649)	($2,012)
Income (loss) per share	$0.00	($0.21)	($0.02)	$0.01	($0.06)	($0.05)	($0.06)	($0.20)

SELECTED ANNUAL FINANCIAL DATA

(Expressed in Canadian dollars)

	2007	2006 (Restated)
Total Assets	$31,172,779	$28,691,609
Assets from Discontinued Operations	$3,426,435	$5,587,867
Total Long-Term Debt (including current portion)	$4,856,951	$7,086,833
Total Shareholders' Equity	$5,009,421	$6,833,620
Common Shares Outstanding	11,566,399	11,271,399
Book Value per Share	$0.43	$0.61
Revenue	$9,572,203	$6,171,042
Income (Loss) from Continuing Operations	$196,698	($992,341)
Net Loss and Comprehensive Loss	($2,530,392)	($3,444,371)
Loss per Share	($0.22)	($0.37)

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2007, the Company had total assets of $31,172,779 compared to total assets of $28,691,609 as at December 31, 2006. The Company had $415,507 in cash compared to $276,582 in 2006. As at December 31, 2007, the Company held funds in an escrow bank account totaling $17,132,178 versus $12,672,526 last year. The funds in the account will be used to primarily fund future point redemptions made by members of the SeaMiles loyalty program for cruise rewards.

As at December 31, 2007, the Company had total liabilities of $26,163,358 versus total liabilities of $21,857,989 in 2006. Total liabilities include $3,000,000 in convertible debt ($3,000,000 at December 31, 2006), deferred revenue of $2,472,096 (nil – at December 31, 2007) and long term debt from continuing operations of $1,242,108 versus $1,602,081 last year. Liabilities of discontinued operations amounted to $751,917 as compared to $2,860,474 at December 31, 2006.

The Company's net working capital as at December 31, 2007 was a deficit of $2,644,099 compared to a deficit of $141,252 as at December 31, 2006. The increase in net working capital deficit is primarily attributed to the Company's convertible debt in the amount of $3,000,000 which will mature during 2008. As a result of the Company's sale of its real estate in June 2008, the working capital deficiency will be eliminated as the proceeds of sale will be used to retire the convertible debt along with the real estate liabilities.

The current and long-term portion of deferred revenue as at December 31, 2007 was $2,472,096 (nil – at December 31, 2006). The principal amount of deferred revenue is represented by a $2,500,000 U.S. payment received by SeaMiles, LLC from Barclays Bank in the fourth quarter of 2007. The payment will be recognized as revenue over 24 months and subject to the continuation of the SeaMiles rewards platform currently operated through the Barclay's issued Carnival SeaMiles credit card. The current portion of the deferred revenue is $1,242,158.

The Company's long-term debt from continuing operations decreased by $359,973 from the previous year due to the Company repaying some of its obligations and the U.S. dollar liabilities declining during the year as the value of the U.S. dollar declined from 1.1652 at December 31, 2006 to 0.9913 at December 31, 2007.

The Company's liabilities from discontinued operations decreased by $2,108,557 primarily as a result of the Company using most of the proceeds from the payment received from Barclays Bank to retire real estate debt.

As at December 31, 2007, the Company had $3 million in convertible debt which is unchanged from December 31, 2006. The $3 million in convertible debentures was issued in April 2006 and has a two year term, bearing interest at a coupon rate of 10%, payable monthly. The debentures are convertible into common shares at the rate of $3.00 per share at the sole option of the lenders for the entire term. On April 7, 2008, the Company entered into agreements with the convertible debenture holders to extend the maturity date of the convertible debentures to June 30, 2008. If all of the current debentures are converted, it will result in the issuance of 1,000,000 common shares. The debentures are secured by a general security agreement. The sale by the Company of its remaining real estate in June 2008 will result in the Company retiring its $3,000,000 of convertible debt.

Shareholder's Equity was $5,009,421 as at December 31, 2007 versus $6,833,620 as at December 31, 2006. The decrease in shareholders' equity is due to the net loss of $2,530,392, offset by increases in contributed surplus and share capital of $144,162 and $562,031, respectively. The increase in share capital is primarily due to the following:

a) In April 2007, the Company raised $27,500 from the exercise of 25,000 stock options at a price of $1.10 per share.

b) In June 2007, the Company raised $27,500 from the exercise of 25,000 stock options at a price of $1.10 per share.

c) In July 2007, the Company raised $126,500 from the exercise of 115,000 stock options at a price of $1.10 per share.

d) Stock based compensation associated with the options exercised in paragraphs a) to c) above transferred from contributed surplus.

e) In September 2007, the Company completed a private placement of 130,000 common shares at a price of $2.00 per share for net proceeds of $255,593 after deducting issue costs of $4,407.

During the year ended December 31, 2007, 612,498 warrants of the Company expired. The Company has no outstanding warrants.

The Company has the following stock options to its officers, directors, employees and certain consultants outstanding as at December 31, 2007:

Date of Grant	Stock Options (#)	Exercise Price	Expiry Date
May 12, 2006	410,000	$3.50	May 12, 2008
August 24, 2006	150,000	$3.25	August 24, 2008
August 21, 2007	345,000	$2.00	August 21, 2009
	905,000		

The fair value of the stock options granted were based on the Black-Scholes model for pricing options.

Cash provided by operating activities from continuing operations was $2,877,765 in 2007 compared to cash used by operating activities from continuing operations of $1,697,560 in 2006. The cash of $2,877,765 provided by operating activities in 2007 is due to the Company's growing and profitable cruise loyalty program and the $2,500,000 payment received from Barclays Bank. The cash of $1,697,560 used by operating activities in 2006 is primarily attributable to the increase in prepaid expenses.

The Company has $4,334,000 of loss carry forwards which it can use to apply against taxable income in subsequent years. Accordingly, the Company does not anticipate paying any taxes in the foreseeable future.

FINANCIAL INSTRUMENTS

With the pending sale of the Company's real estate in June 2008, the Company will be retiring all of its mortgages and convertible debt and therefore no longer be exposed to the risk of interest rate changes as the Company will have eliminated all of its interest bearing debt. Therefore, the Company is not exposed to any significant interest risks and their carrying values approximate their fair values.

Contractual Obligations	Total	Less than 1 year	1 - 2 Years	Greater than 2 Years
Long-Term Debt - Continuing Operations (including current portion)	$1,242,108	$132,835	$700,199	$409,074
Discontinued Operations	614,843	614,843		
Convertible Debt	3,000,000	3,000,000	-	-
Purchase Obligations	1,171,000	314,000	196,000	661,000
Total Contractual Obligations	$6,027,951	$4,061,678	$896,199	$1,070,074

RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange value (the amount of consideration established and agreed to by the related parties), which approximates the arm's length equivalent for the services.

The Company had outstanding amounts due from/to directors, officers and shareholders as follows:

	December 31 2007	December 31 2006
Accounts receivable	$86,611	$87,405
Accounts payable and accrued liabilities	$43,589	$59,805
Mortgages payable	$ -	$487,500
Other long-term debt	$167,143	$196,476
Convertible debentures	$2,750,000	$2,750,000

The following tables summarize the Company's related party transactions for the year:

	December 31 2007	December 31 2006
Rental income	$ -	$407,850
Interest	343,181	334,117
Leasehold improvements	-	56,385
Management fees	-	224,000
Financing fees	-	101,655
Rent	132,965	55,618
Professional fees	2,772	34,097
Selling, general and administrative	-	81,755

	December 31 2007	December 31 2006
Sale of income producing property		
Cash proceeds	$ -	$ 1
Assumption of mortgages payable by purchaser	-	4,250,000
Assumption of other net payables by purchaser	-	38,310
	-	4,288,311
Net book value of income producing property	-	5,709,313
Loss on sale of income producing property	$ -	($1,421,002)

SUBSEQUENT EVENTS

On March 27, 2008, the Company signed an agreement of purchase and sale to sell its remaining real estate assets. The properties to be sold, all of which are located in the Muskoka region of Ontario, consist of the Greene Slate Inn, the Ports development project and three residential houses. The aggregate purchase price will be approximately $3,716,000 and will be satisfied by the cancellation of $1,500,000 in convertible debentures previously issued by the Company, the assumption by the purchaser of approximately $615,000 in existing mortgages and a cash payment by the purchaser to the Company of approximately $1,601,000.

The sale will close on June 16, 2008. The purchaser has assigned a $750,000 convertible debenture to the Company as a non-refundable deposit to be applied against the purchase price of the transaction. The term of the convertible debentures issued by the Company were extended to June 30, 2008. The net cash proceeds of the sale will be used immediately to cancel the remaining $1,500,000 of debentures issued by the Company that will remain outstanding following the sale. This transaction will eliminate all remaining real estate related debt, resulting in savings to the Company upwards of $400,000 per year.

RISKS AND UNCERTAINTIES

The Company is exposed to a variety of risk factors relative to the nature of its business. It is difficult to accurately predict future operating results as actual results may differ significantly from any forward-looking statements. Factors that may cause such differences include but are not limited to the following:

- The purchaser not completing the purchase of the Company's real estate properties in June 2008 under the March 2008 purchase and sale agreement
- Interest rate trends
- Circumstances that are beyond the control of the Company such as acts of terrorism or severe climate changes
- Competition from other loyalty credit cards
- Ability to generate positive cash flow from operations
- Ability to retain and attract key management and other experienced personnel

DISCLOSURE CONTROLS AND PROCEDURES

As at the financial year ended December 31, 2007, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the President and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the President and the Chief Financial Officer concluded that the design and operations of these disclosure controls and procedures were effective as at December 31, 2007 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Steven Wise, Chief Executive Officer of SeaMiles Limited, certify that:

1. I, have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SeaMiles Limited** (the issuer) for the period ending **December 31, 2007**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide a reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 29/08

Signature
Chief Executive Officer

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Roderick MacDonald, the Chief Financial Officer of SeaMiles Limited, certify that:

1. I, have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SeaMiles Limited** (the issuer) for the period ending **December 31, 2007**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide a reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 29/08

Rod MacDonald

Signature
Chief Financial Officer

seamiles
Any Cruise Line...Any Time

SeaMiles Announces Record Fourth Quarter and Year-End Results

Fourth Quarter Revenue Increases 22%; 2007 Income from Continuing Operations Improves $1.2 Million to $0.2 Million

TORONTO, ONTARIO--(Marketwire – April 30, 2008) - SeaMiles Limited (the "Company") (TSX VENTURE:SEE), North America's premier cruise loyalty provider, today announced record fourth quarter and year-end results for the period ended December 31, 2007. For the 2007 fourth quarter, the Company reported total revenue of $2,519,090, an increase of 22% compared to $2,060,776 during the same quarter in 2006 as a result of growth in the cruise loyalty program. 2007 fourth quarter net income was $137,640 or $0.01 per share compared to a net loss of $(2,012,030) or $(0.20) per share in the 2006 fourth quarter primarily due to a loss of $1.7 million that was recorded on the sale of the Company's income producing properties during the fourth quarter of 2006.

For fiscal 2007, the Company reported revenue of $9,572,023, an increase of 55% compared to $6,171,042 in 2006 due to growth in its cruise loyalty program and a full year of revenue being recognized in the loyalty program division. Since SeaMiles, LLC was not acquired until March 29, 2006, loyalty program revenue in 2006 only included SeaMiles revenue from March 30 to December 31, 2006.

For the year ended December 31, 2007, the Company reported income from continuing operations of $196,698 or $0.02 per share, compared to a loss of $(992,341) or $(0.11) per share in the prior year. The improved results in 2007 are attributable to the growing and profitable cruise loyalty business. Included in these results are non-cash charges for stock based compensation of $269,100 in fiscal 2007 versus $717,945 in fiscal 2006.

"The 2007 results reflect the cruise aficionado's desire to have a cruise loyalty program that offers choice. The *Any Cruise Line...Any Time* option has spurred continued growing customer participation in our loyalty programs," said Peter Rooney, President. "With interest in the cruise industry at record levels, we expect to continue our strong growth as customers increasingly recognize the benefits of the SeaMiles program."

The Company incurred a loss from discontinued operations in fiscal 2007 of $2,727,090 versus a loss of $2,452,030 in 2006. The loss in 2007 was primarily attributable to a write-down of $2,572,453 in connection with property held for sale. On March 27, 2008, the Company signed an agreement of purchase and sale to sell its remaining real estate assets. The properties to be sold, all of which are located in the Muskoka region of Ontario, consist of the Greene Slate Inn, the Ports development project and three residential houses (the "Properties"). The loss in the previous year was primarily due to a loss on sale on its income producing properties of $1,718,355. The Company reported a net loss of $(2,530,392) or $(0.22) per share in 2007 versus a loss of $(3,444,371) or $(0.37) in 2006.

The sale of the Properties is expected to close on June 16, 2008. The aggregate purchase price will be approximately $3,716,000 and will be satisfied by the cancellation of $1,500,000 in convertible debentures previously issued by the Company, the assumption by the purchaser of approximately $615,000 in existing mortgages and a cash payment by the purchaser to the Company of approximately $1,601,000, which will be used to retire the remaining $1,500,000 of convertible debentures outstanding following the sale.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ABOUT SEAMILES

SeaMiles is North America's premier cruise loyalty provider, committed to recognizing and rewarding the cruiser through multiple earning opportunities and best-in-class, maximum award flexibility based on "*Any Cruise Line...Any Time*". Additional information can be found at www.seamiles.com.

Contact for further information:
Peter Rooney
President, SeaMiles
(416) 398-1555 Ext. 442
peter.rooney@seamiles.com
www.seamiles.com

Steven Wise
Chairman & CEO, SeaMiles
(416) 631-3400
steven@seamiles.com

END